310 Goddard, Suite 150

Irvine, CA 92618

tel. 949.753.0624

fax 949.753.1504

www.combimatrix.com

November 9, 2012

VIA FEDERAL EXPRESS	RESPONSE TO COMMENTS REGARDING REGISTRATION STATEMENT ON FORM S-3

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tim Buchmiller and Geoff Kruczek

Re:                             CombiMatrix Corporation

Registration Statement on Form S-3

Filed October 10, 2012

File No. 333-184359

Ladies and Gentlemen:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated October 26, 2012 (the “SEC Comment Letter”) regarding the above-referenced Registration Statement on Form S-3 (the “Form S-3”) filed by CombiMatrix Corporation (the “Company”).  The numbered response set forth below contains the Staff’s comments highlighted in bold type, and corresponds to the numbered comment contained in the SEC Comment Letter.

Comment No. 1:

Fee Table

1.                                      We note your statement in the second footnote to your fee table that “[t]he maximum offering is subject to certain assumptions as set forth under the heading ‘Selling Stockholders.’”  Please tell us why you have included this statement and how you intend it to affect the number of shares being registered for resale and the proposed maximum aggregate offering price on this registration statement.  Please also tell us why you have included the referenced assumptions in the “Selling Stockholders” section and what those assumptions are intended to disclose to investors.

Response to Comment No. 1:

The Company did not intend for the referenced sentence in the second footnote to the fee table to be read as a means of affecting the number of shares being registered for resale under the Form S-3.  To avoid confusion, the Company will amend the Form S-3 to delete the referenced sentence.

The Company respectfully submits that the assumptions included in the “Selling Stockholders” section are necessary to quantify the number of shares to be registered under the Form S-3.  As disclosed in the Form S-3 and the Company’s other recent filings with the Commission, the Company is required to register for resale, pursuant to a Registration Rights Agreement dated September 28, 2012 (the “RRA”), (i) shares of Common Stock issuable upon conversion of the Company’s issued and outstanding Series A 6% Convertible Preferred Stock (the “Series A Stock”), (ii) shares of Common Stock issuable as dividends and “make-whole” payments on the issued and outstanding Series A Stock, and (iii) shares of Common Stock issuable upon exercise of certain issued and outstanding warrants to acquire Common Stock issued to the purchasers of the Company’s Series A Stock (the “Warrants”).

The conversion price of the Series A Stock and the exercise price of the Warrants may adjust downward based on the market price of the Company’s Common Stock at specified adjustment dates.  Such an adjustment would result in the increase in the number of shares of Common Stock that the Company would be required to register for resale pursuant to its obligations under the RRA.  Similarly, the number of shares of Common Stock issuable as dividends on the Series A Stock will fluctuate based on the market price of the Company’s Common Stock at the time such dividends are paid.  In order to calculate the Company’s bona fide estimate of the offering, (i) with respect to the total number of shares of Common Stock issuable upon conversion of the Series A Stock and exercise of the Warrants, the Company has assumed conversion and exercise at the initial conversion and exercise prices; and (ii) with respect to the total number of shares of Common Stock issuable as dividends on the Series A Stock, the Company has assumed the future market price of its Common Stock.

The exact number of shares of Common Stock the Company may be required to register for resale pursuant to its obligations under RRA is unknown.  The assumptions in the “Selling Stockholders” section are meant to create a reasonable parameter for the Company’s bona fide estimate of the number of shares registered.  Although the number of shares of Common Stock required to be registered for resale under the terms of the RRA may change, the Company acknowledges and agrees that the Form S-3 shall represent a static number of shares registered for resale (other than shares of Common Stock registrable under Rule 416(a) under the Securities Act of 1933, as amended), and that any such increase in the number of shares of Common Stock required to be registered for resale pursuant to the Company’s obligations under the RRA will be subject to a separate registration statement.  The Company will amend the Form S-3 to provide this clarification.

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CombiMatrix Corporation

310 Goddard, Suite 150, Irvine CA 92618  tel: 949-753-0624   Fax: 949-753-1504

www.combimatrix.com

Please contact the Company’s counsel, Parker Schweich, Esq. of Dorsey & Whitney LLP, at (714) 800-1447 or Scott Burell at the Company at (949) 255-1590 if you have any questions with respect to this letter.

Please acknowledge receipt of this letter by file-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed, postage-paid envelope.

Thank you very much for your assistance in this matter.

Very truly yours,

COMBIMATRIX CORPORATION

/s/ SCOTT R. BURELL
Scott R. Burell
Chief Financial Officer

cc: Parker Schweich, Esq.